Via Facsimile and U.S. Mail
Mail Stop 4720

June 23, 2009

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: WellPoint, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 19, 2009
     File Number: 001-16751

Dear Mr. DeVeydt:

     We have reviewed your May 11, 2009 response to our April 27, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like. Please identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 71

1.   Please refer to your response to comment two and your revised disclosures. We
       believe that the information you provided in the second paragraph of your
       response related to changes in assumptions and discount rates would be useful to
       investors. Therefore, please revise your disclosure to include the assumptions that
       changed and the reasons why the discount rates used did not significantly differ
       between years.

Investments, page 72

2.   Please refer to your response to comment three. Please revise your disclosure to clarify that spreads may fluctuate due to other changes in the market and may not represent a true change in the likelihood of default.

3.   Please refer to your response to comment five. For the fair values that you obtained from third party pricing services, please disclose the number of quoted prices you obtained for each security from the third party pricing service. If you obtained multiple quotes, please clarify how you determined the ultimate value used in your financial statements.

4.   Please refer to your response to comment six. Please revise your disclosure to clarify that you did not make any material adjustments to quoted prices obtained from third party pricing services.

10. Retirement Benefits, page 120

5.   Please refer to your response to comment 11. Please tell us how your selected rate of return compares to the two rates of returns obtained from outside parties and if different, explain how you arrived at the 8% return rate. Provide us with a historical analysis of your return rates and to the extent that historical rates do not justify the expected rate of return, provide a detailed discussion of why you believe your selected rate is appropriate.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant